New York Stock Exchange
11 Wall Street
New York, NY 10005

November 29, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Listed Funds Trust under the Exchange Act of 1934:

- Alpha Intelligent - Large Cap Value ETF
- Alpha Intelligent - Large Cap Growth ETF

Sincerely,

